Exhibit 99.2

BEAMR IMAGING LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

BEAMR IMAGING LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2023

i

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share amounts)

	As of June 30,	As of December 31,
	2023	2022
	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	$6,224	$693
Trade receivables	411	581
Other current assets	242	64
Total current assets	6,877	1,338

Non-current assets:
Deferred offering costs	-	313
Property and equipment, net	16	15
Intangible assets, net	57	67
Goodwill	4,379	4,379
Total non-current assets	4,452	4,774

Total assets	$11,329	$6,112

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current maturities of loans, net	$330	$330
Account payables	18	33
Deferred revenues	19	31
Liability to controlling shareholder, net	278	126
Other current liabilities	341	425
Total current liabilities	986	945

Non-current liabilities:
Loans, net of current maturities	$276	$387
Liability to controlling shareholder, net	50	262
Derivative warrant liability	50	138
Convertible advanced investments	-	4,840
Total non-current liabilities	376	5,627

Commitments and contingent liabilities

Shareholders’ equity (deficit):
Ordinary Shares of NIS 0.05 par value each:
Authorized: 222,000,000 and 14,307,116 shares at June 30, 2023 and December 31, 2022, respectively; Issued and outstanding: 12,882,896 and 2,578,760 shares at June 30, 2023 and December 31, 2022, respectively	177	51
Convertible Ordinary 1 and 2 Shares of NIS 0.05 par value each:
Authorized: 0 and 1,496,880 shares at June 30, 2023 and December 31, 2022, respectively; Issued and outstanding: 0 and 1,496,880 at June 30, 2023 and December 31, 2022, respectively	-	5
Convertible Preferred Shares of NIS 0.05 par value each:
Authorized: 0 and 6,196,004 shares at June 30, 2023 and December 31, 2022, respectively; Issued and outstanding: 0 and 5,714,400 shares and at June 30, 2023 and December 31, 2022, respectively	-	78
Additional paid-in capital	41,690	30,375
Accumulated deficit	(31,900)	(30,969)
Total shareholders’ equity (deficit)	9,967	(460)

Total liabilities and shareholders’ equity (deficit)	$11,329	$6,112

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share amounts)

	Six-month period ended June 30,
	2023	2022
	Unaudited

Revenues	$955	$928
Cost of revenues	(50)	(49)
Gross profit	905	879

Research and development expenses	(912)	(999)
Sales and marketing expenses	(197)	(468)
General and administrative expenses	(800)	(373)

Operating loss	(1,004)	(961)

Financing income, net	87	131

Loss before taxes on income	(917)	(830)

Taxes on income	(7)	(6)

Net loss and comprehensive loss for the period	$(924)	$(836)

Basic net loss per share	$(0.10)	$(0.32)
Weighted average number of Ordinary Shares outstanding used in computing basic net loss per share	9,411,251	2,578,760
Diluted net loss per share	$(0.12)	$(0.32)
Weighted average number of Ordinary Shares outstanding used in computing diluted net loss per share	9,873,010	2,578,760

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares		Convertible Ordinary 1 and 2 shares		Convertible Preferred shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	Equity (deficit)

Balance as of December 31, 2022	2,578,760	$51	1,496,880	$5	5,714,400	$78	$30,375	$(30,969)	$(460)
Issuance of Ordinary Shares upon completion of an initial public offering, net of offering expenses	1,950,000	27	-	-	-	-	6,355	-	6,382
Voluntary conversion of all shares with preferences over Ordinary Shares into Ordinary Shares (Note 3A)	7,211,280	83	(1,496,880)	(5)	(5,714,400)	(78)	-	-	-
Automatic conversion of all convertible advanced investments into Ordinary Shares (Note 3D)	1,142,856	16	-	-	-	-	4,555	-	4,571
Deemed dividend resulted from trigger of down round protection feature of certain warrants granted (Note 3E)	-	-	-	-	-	-	7	(7)	-
Financial liability classified to equity upon determination of exercise price of certain warrants granted (Note 3F)	-	-	-	-	-	-	194	-	194
Share-based compensation (Note 5)	-	-	-	-	-	-	176	-	176
Exercise of options into ordinary shares to be issued (Note 5)	-	-	-	-	-	-	28	-	28
Net loss	-	-	-	-	-	-	-	(924)	(924)

Balance as of June 30, 2023 (unaudited)	12,882,896	$177	-	$-	-	$-	$41,690	$(31,900)	$9,967

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares		Convertible Ordinary 1 and 2 shares		Convertible Preferred shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	Equity (deficit)

Balance as of December 31, 2021	12,893,800	$51	7,484,400	$5	28,572,000	$78	$30,041	$(29,721)	$454
Share-based compensation (Note 5)	-	-	-	-	-	-	112	-	112
Contribution to equity due to free interest loan from controlling shareholder (Note 7)	-	-	-	-	-	-	56	-	56
Net loss	-	-	-	-	-	-	-	(836)	(836)

Balance as of June 30, 2022 (unaudited)	12,893,800	$51	7,484,400	$5	28,572,000	$78	$30,209	$(30,557)	$(214)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six-month period ended June 30,
	2023	2022
	Unaudited
Cash flows from operating activities:
Net loss	$(924)	$(836)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	13	15
Share-based compensation (Note 5)	176	112
Change in the fair value of convertible advanced investments (Note 3D)	(269)	(189)
Amortization of discount on straight loan received from commercial bank	13	2
Exchange rate differences on straight loan received from commercial bank	(30)	-
Change in the fair value of derivative warrant liability (Note 3F)	106	-
Change in estimation of maturity date of liability to controlling shareholder and exchange rates differences (Note 7)	12	-
Amortization of discount and accrued interest on straight loan from controlling shareholder (Note 7)	28	-
Exchange rate differences on straight loan from controlling shareholder (Note 7)	(21)
Decrease in trade receivables	170	746
Decrease (increase) in other current assets	(178)	23
Decrease in accounts payable	(15)	(18)
Increase (decrease) in deferred revenues	(12)	2
Increase in liability to controlling shareholder, net	-	68
Decrease in other current liabilities	(84)	(26)
Net cash used in operating activities	(1,015)	(101)

Cash flows from investing activities:
Purchase of property and equipment	(4)	-
Net cash used in investing activities	(4)	-

Cash flows from financing activities:
Repayment of principal relating to straight loan received from commercial bank	(94)	(500)
Net proceeds received upon completion of initial public offering transaction (Note 3)	6,695	-
Repayment of facility fee relating to straight loan received from commercial bank	-	(10)
Proceeds from loan received from controlling shareholder (Note 7)	25	-
Repayment of principal relating to straight loan received from controlling shareholder (Note 7)	(104)	-
Proceeds received from exercise of options into shares to be issued (Note 5)	28	-
Deferred offering costs	-	(38)
Net cash provided by (used in) financing activities	6,550	(548)

Change in cash, cash equivalents	5,531	(649)
Cash, cash equivalents at beginning of period	693	1,028
Cash, cash equivalents at end of period	$6,224	$379
Non-cash financing activities:
Deferred offering costs	$(313)	$-
Contribution to equity due to free interest loan from controlling shareholder	$-	$56
Amount classified to equity upon determination of the exercise price	$194	$-
Automatic conversion of convertible advanced investments into shares	$4,571	$-
Deemed dividend upon trigger of down round protection	$7	$-
Supplemental disclosure of cash flow information:
Interest paid	$55	$10
Taxes paid	$26	$19

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 - GENERAL

A.	Operations

Beamr Imaging Ltd. (the “Company” or “Beamr”) was incorporated on October 1, 2009 under the laws of the State of Israel. The Company engages in the development of an optimization technology for video and photo compression.

B.	Foreign operations

1.	Beamr Inc.

In 2012, the Company incorporated a wholly owned U.S. subsidiary named Beamr Inc. (“Beamr Inc.”) for the purpose of reselling the Company’s software and products in the U.S. market.

2.	Beamr Imaging RU LLC

In 2016, the Company incorporated a wholly owned, limited Russian partnership named Beamr Imaging RU LLC (“Beamr Imaging RU”) for the purpose of conducting research and development services to the Company.

The Company and its entities herein considered as the “Group”.

C.	Liquidity and capital resources

The Company has devoted substantially all of its efforts to research and development, the commercialization of its software and products and raising capital for such purposes. The development and commercialization of the Company’s software and products are expected to require substantial further expenditures. To date, the Company has not yet generated sufficient revenues from operations to support its activities, and therefore it is dependent upon external sources for financing its operations. During the period of six months ended June 30, 2022, the Company had net losses of $924. As of June 30, 2023, the Company had an accumulated deficit of $31,900 The Company plans to finance its operations through the sales of equity (including the Company’s underwritten U.S. Initial Public Offering (“IPO”) of its ordinary shares, par value NIS 0.05 per share, of the Company (the “Ordinary Shares”) that closed in March 2023) and to the extent available, refinancing of liabilities on a long-term basis and through revenues from sales of its software, products and related services. In addition, the Company is collaborating with a strategic partner in development of the Company’s next generation product, a cloud-based SaaS solution that is based the Company’s video optimization technology and which is expected to allow the Company to potentially access new customers and new markets with relatively low sales investment.

During the year ended December 31, 2022, the Company raised net amounts of $887 through a Funding Agreement with IBI Spikes Ltd. During the period of six months ended June 30, 2023, the Company announced the pricing of its IPO of 1,950,000 Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of $7,800 before deducting underwriting discounts and other offering expenses. Direct and incremental costs incurred amounted to $1,418.

Management has considered the significance of such conditions in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that it has sufficient cash to fund its planned operations for at least the next 12 months.

D.	The impact of the Russian Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine. The Company has an operation in Russia through its wholly owned subsidiary, Beamr Imaging RU. The Company undertakes some of its software development and design, quality assurance and support in Russia using personnel located there. While most of the Company’s developers are located in Russia, its research and development leadership are all located in Israel. The Company has no manufacturing operations in Russia, and the Company does not sell any products in Russia. The Company constantly evaluates its activities in Russia and currently believes there was no significant impact on its activities.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements and related notes should be read in conjunction with the Company’s consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, as was filed with the Securities and Exchange Commission (“SEC”) on April 24, 2023. The unaudited condensed interim consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. As permitted under those rules, certain information and footnote disclosures normally required or included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the period of six months ended June 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any other interim period or for any future period.

B.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these interim financial statements, the most significant estimates and assumptions include (i) revenue recognition, (ii) recoverability of the Company’s goodwill upon subsequent periods and (iii) measurement of fair value of equity awards.

C.	Principles of Consolidation

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances have been eliminated upon consolidation.

D.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

E.	Basic and diluted net loss per ordinary share

The Company applies the two-class method as required by ASC 260-10, “Earnings Per Share” (“ASC 260-10”) which requires the income or loss per share for each class of shares (ordinary and all other shares with preferences over ordinary shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods. According to the provisions of ASC 260-10, the Company’s formerly outstanding Convertible Preferred Shares (including series Convertible Ordinary 1 and 2 Shares) did not have a contractual obligation to share losses of the Company and therefore they were not included in the computation of net loss per share. Upon the completion of the IPO, all such convertible preferred shares were voluntarily converted to Ordinary Shares (see Note 3A below).

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method with respect to stock options and certain stock warrants and using the if-converted method with respect to convertible advanced investments and certain stock warrants accounted for as derivative financial liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.

During the periods of six months ended June 30, 2023 and 2022, the total weighted average number of Ordinary Shares related to then outstanding shares with preferences over Ordinary Shares (Convertible Ordinary 1 and 2 shares and Convertible Preferred Shares), share options, share warrants and convertible advanced investments that were excluded from the calculation of the diluted loss per share was 4,630,228 and 9,910,940, respectively.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Basic and diluted net loss per ordinary share (Cont.)

The net loss from operations and the weighted average number of Ordinary Shares used in computing basic and diluted net loss per share from operations for the period of six months ended June 30, 2023 and 2022, is as follows:

	Six-month period ended June 30,
	2023	2022
	Unaudited
Numerator:
Net loss	$(924)	$(836)
Deemed dividend related to trigger of down round protection feature (see Note 3E below)	(7)	-
Net basic loss from operations	$(931)	$(836)
Change in fair value of convertible advanced investment (see Note 6 below)	(269)	-
Net diluted loss from operations	$(1,200)	$(836)

Denominator:
Ordinary shares used in computing basic net loss per share	9,411,251	2,578,760
Incremental ordinary shares to be issued upon conversion of convertible advanced investments	461,759	-
Ordinary shares used in computing diluted net loss per share	9,873,010	2,578,760

Basic net loss per ordinary share from operation	$(0.10)	$(0.32)
Diluted net loss per ordinary share from operation	$(0.12)	$(0.32)

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 3 - SIGNIFICANT TRANSACTIONS

On February 27, 2023, the Company announced the pricing of its IPO of 1,950,000 Ordinary Shares at a public offering price of $4.00 per share, for aggregate gross proceeds of $7,800 prior to deducting underwriting discounts and other offering expenses. In addition, the Company granted to the underwriters (i) 97,500 warrants which shall be exercisable into Ordinary Shares of the Company at an exercise price of $5.00 per Ordinary Share over a period of 5-years commencing August 26, 2023 and (ii) a 45-day option to purchase up to an additional 292,500 ordinary shares at the public offering price less discounts, to cover over-allotments. The over-allotment option was not exercised and has expired as of the date of filing of these condensed interim financial statements.

Direct and incremental costs incurred related to the IPO amounted to $1,418.

The Ordinary Shares began trading on the Nasdaq Capital Market under the ticker symbol “BMR” on February 28, 2023. The Company’s IPO closed on March 2, 2023.

Following completion of the aforesaid IPO, the following occurred -

A.	The holders of all shares with preferences over Ordinary Shares (i.e. Convertible Preferred Shares and Convertible Ordinary 1 and 2 Shares) voluntary effected a conversion of all such shares into 7,211,280 Ordinary Shares.

B.	The Company’s authorized shares were increased from 22,000,000 to 222,000,000.

C.	A reverse share split of all outstanding Ordinary Shares of the Company was effected at a ratio of 5:1 so that each 5 ordinary shares nominal value NIS 0.01 each was consolidated into 1 Ordinary Share nominal value NIS 0.05 each, (the “Reverse Share Split”). For accounting purposes, following the completion of the IPO transaction, all shares, options and warrants to purchase Ordinary Shares and loss per share amounts have been adjusted to give retroactive effect to the Reverse Share Split for all periods presented in these financial statements. Any fractional shares resulting from the Reverse Share Split were rounded up to the nearest whole share.

D.	Automatic conversion of all outstanding Convertible Advance Investment amounts in nominal value of $3,657 to 1,142,856 Ordinary Shares at a conversion price of $3.2 which equals 80% of the public offering of the aforesaid IPO. During the period commencing January 1, 2023 through the closing date of the IPO, the Company recorded income amounting to $270 as result of changes in the fair value of the convertible advance investment (see Note 6 below).

E.	A down round protection feature of certain warrants granted in previous years to Silicon Valley Bank was triggered by the way of reduction of their exercise price from $5.12 to a price of $4.00 which represented the public offering price of the aforesaid IPO. Such reduction was accounted for as deemed dividend estimated at total amount of $7 thousand which was recorded as part of the additional paid-in capital versus increase of accumulated deficit. Regarding the effect of the loss per share, see also Note 2E above.

F.	Classification of warrants to purchase 65,563 Ordinary Shares granted in a previous period to IBI Spikes Ltd. from derivative warrants liability to equity in total amount of $194 upon determination of the exercise price at $3.2 which equals to 80% of the public offering price in aforesaid IPO. During the period commencing January 1, 2023 through the closing date of the IPO, the Company recorded expenses amounting to $106 as result of changes in the fair value of the derivative warrants liability (see Note 6 below).

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 4 - SHAREHOLDERS’ EQUITY (DEFICIT)

A.	Composition of shareholders’ equity (deficit):

	As of June 30, 2023		As of December 31, 2022
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Unaudited		Audited
	Number of shares
Shares of NIS 0.05 par value:
Series Ordinary Shares	222,000,000	12,882,896	14,307,116	2,578,760
Series Convertible Ordinary 1 Shares	-	-	607,680	607,680
Series Convertible Ordinary 2 Shares	-	-	889,200	889,200
Series Convertible B Preferred Shares	-	-	2,047,200	2,047,200
Series Convertible B1 Preferred Shares	-	-	738,240	738,240
Series Convertible C Preferred Shares	-	-	3,410,564	2,928,960
Total	222,000,000	12,882,896	22,000,000	9,790,040

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, as provided in the Company’s Articles of Association (the “Articles”), including, without limitation, the right to receive notices of, and to attend, all general meetings, the right to vote thereat with each Ordinary Share held entitling the holder thereof to one vote at all general meetings (and written actions in lieu of meetings), the right to participate and share on a per share basis, in any distribution and in distribution of surplus assets and funds of the Company in the event of a liquidation event, and certain other rights as may be expressly provided for herein or under the Companies Law. All Ordinary Shares rank pari passu amongst themselves for all intents and purposes, including, without limitation, in relation to the amounts of capital paid or credited as paid on their nominal value. As discussed in Note 3C above all convertible ordinary and preferred shares converted into Ordinary Shares in connection with the IPO.

NOTE 5 - SHARE OPTIONS

On January 11, 2015, the Company’s Board of Directors approved and adopted the 2015 Share Incentive Plan (the “Plan”), pursuant to which the Company’s Board of Directors may award share options to purchase the Company’s Ordinary Shares as well as restricted shares, RSUs and other share-based awards to designated participants. Subject to the terms and conditions of the Plan, the Company’s Board of Directors has full authority in its discretion, from time to time and at any time, to determine (i) the designate participants; (ii) the terms and provisions of the respective award agreements, including, but not limited to, the number of options to be granted to each optionee, the number of shares to be covered by each option, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the fair market value of the shares covered by each award; (iv) make an election as to the type of approved 102 Option under Israeli tax law; (v) designate the type of award; (vi) take any measures, and to take actions, as deemed necessary or advisable for the administration and implementation of the Plan; (vii) interpret the provisions of the Plan and to amend from time to time the terms of the Plan.

The Plan permits the grant of up to 2,069,280 share Ordinary Shares subject to adjustments set in the Plan. As of June 30, 2023, considering the effect of previously exercised share options, there were 339,086 Ordinary Shares available for future issuance under the Plan.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 5 - SHARE OPTIONS (Cont.)

The following table presents the Company’s share option activity for employees and members of the Board of Directors of the Company under the Plan for the periods of six months ended June 30, 2023 and 2022:

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$
Outstanding as of December 31, 2022	1,570,991	1.78	4.97	2,435
Granted	88,800	3.67	9.70	-
Exercised	(18,448)	-	-	-
Forfeited or expired	(72,357)	1.96	-	-
Outstanding as of June 30, 2023 (unaudited)	1,568,986	1.88	4.85	1,475
Exercisable as of June 30, 2023 (unaudited)	1,096,887	1.75	3.09	1,174

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$
Outstanding as of December 31, 2021	1,367,168	1.75	5.72	9,365
Forfeited or expired	(15,360)	-	-	-
Outstanding as of June 30, 2022 (unaudited)	1,351,808	1.75	5.29	9,260
Exercisable as of June 30, 2022 (unaudited)	1,000,864	1.65	4.18	6,956

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the estimated fair value of the Company’s ordinary shares on the last day of the second quarter of each of the applicable reporting periods and the exercise price, multiplied by the number of in-the-money share options) that would have been received by the share option holders had all option holders exercised their share options on June 30 of each of the applicable reporting periods. This amount is impacted by the changes in the fair market value of the Company’s ordinary share.

The outstanding share options as of June 30, 2023 have been separated into ranges of exercise prices, as follows:

Exercise price	Share options outstanding as of June 30, 2023	Weighted average remaining contractual term	Share options exercisable as of June 30, 2023	Weighted average remaining contractual term
	Unaudited
		(years)		(years)
-	152,640	0.54	152,640	0.54
1.14	219,840	0.91	219,840	0.91
1.67	43,200	1.71	43,200	1.71
1.74	12,800	9.81	-	-
1.83	907,579	6.41	532,008	4.71
3.20	28,127	7.30	14,063	6.44
3.79	60,000	1.09	60,000	1.09
4.00	76,000	9.68	6,336	9.68
4.17	28,800	2.54	28,800	2.54
5.12	40,000	6.04	40,000	6.04
	1,568,986		1,096,887

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 5 - SHARE OPTIONS (Cont.)

The weighted average grant date fair value of share options granted during the period of six months ended June 30, 2023, was $2.07 per share option, respectively.

During the periods of six months ended June 30, 2023, 18,448 share options were exercised for a total amount of $28. As of June 30, 2023, the shares have been issued yet.

The following table presents the assumptions used to estimate the fair values of the share options granted in the reported periods presented:

	Six-month period ended June 30,
	2023	2022

Volatility (%)	61.4%	-
Risk-free interest rate (%)	3.7%-4.3%	-
Dividend yield (%)	-	-
Expected life (years)	6.25	-
Exercise price ($)	1.74-4.00	-
Share price ($)	1.74-3.73	-

As of June 30, 2023, there was $973 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense over the requisite service periods, which results in a weighted average period of approximately 1.7 years over which the unrecognized compensation expense is expected to be recognized.

The total compensation cost related to all of the Company’s equity-based awards recognized during the periods of six months ended June 30, 2023 and 2022 was comprised as follows:

	Six-month period ended June 30,
	2023	2022
	Unaudited

Research and development	$122	$71
Sales and marketing	14	27
General and administrative	40	14
	$176	$112

NOTE 6 - FINANCING INCOME, NET

	Six-month period ended June 30,
	2023	2022
	Unaudited

Change in fair value of convertible advanced investment	$(269)	$(189)
Change in fair value of derivative warrant liability	106	-
Amortization of discount and accrued interest relating to straight loan received from commercial bank	68	12
Amortization of discount relating to loan received from controlling shareholder	28	- (*)
Change in accounting estimates related to maturity date of loan received from controlling shareholder	12	-
Exchange rate differences and other finance expenses	(32)	46
	$(87)	$(131)

(*)	During the period of six months ended June 30, 2022, discount expenses relating to loan received from controlling shareholder were de minimis. See also Note 7 below.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 7 - RELATED PARTIES TRANSACTIONS

The liability to related party derives from a service agreement with the Company’s Founder under which the Company receives consulting services on recurring basis from the Founder as Chief Executive Officer indirectly through an entity controlled by the Founder (the “Service Provider”) for total current monthly gross amount of NIS 45 thousand. On March 14, 2022, the Company’s shareholders approved, among other matters, to renew the service agreement with the Founder for a period ending December 31, 2025.

On February 16, 2022, the Company entered into an addendum to the aforesaid service agreement with the Service Provider under which it was agreed that (i) the term of the service agreement with the Service Provider was extended to December 31, 2025 and (ii) the then current liability towards the Service Provider as was accrued for services rendered under the service agreement over a period commencing January 1, 2020 through the date hereof in total nominal amount of $357 (the “Current Liability”) will be paid in 18 equal monthly installments (without an interest) starting on March 1, 2022 (the “Commencement Date”). However, in the event that the Company shall not have available sufficient funds in any such payment date from and after the Commencement Date to repay the installments of the Current Liability and/or the on-going fee owed to the Service Provider or in the event that the Company determines that according to the following 12-months period budget that it shall not have available sufficient funds to pay such installments and/or the on-going fee, then the Service Provider hereby agrees to postpone such payments owed to it until the Company will have such sufficient funds. Any unpaid on-going fee payments will be added to the Current Liability.

Since the liability towards the Founder was considered as free interest loan which did not represent the applicable rate of risk for the Company, the aforesaid addendum was accounted for as a capital contribution from a controlling shareholder. Thus, the liability towards the Founder was measured at fair value based on future cash payments discounted using an interest rate of 15.45% which represented the applicable rate of risk for the Company, as determined by management using the assistance of third-party appraiser. As a result, the Company recorded a discount on the balance of liability towards the Founder in total amount of $112 against additional paid-in capital (including in respect to amounts due for services period through fiscal year for 2022). Discount expenses are recorded over the economic life of the loan based on the effective interest rate method.

As of December 31, 2022, management has updated the repayments schedule of the obligation based on its current projection of the availability of funds. Accordingly, the obligation was expected to be repaid over the following 24-months period. However, following completion of the IPO n (see also Note 3 above), the Commencement Date was determined to be the pricing date of the IPO (February 27, 2023) under which the liability in nominal amount of NIS 1,710 thousand (approximately $462) will be paid in 18 equal monthly installments of $26 each.

The following tabular presentation reflects the reconciliation of the carrying amount of the Company’s Liability to related party, net during the period of six months ended June 30, 2023 and 2022:

	Six-month period ended June 30,
	2023		2022

Opening balance	388		345
Accrued liability in respect to additional services rendered	25		68
Recognition of capital contribution from a controlling shareholder	-	(**)	(56)
Repayment of liability to controlling shareholder	(104)		-
Change in estimation of maturity date of liability to controlling shareholder	12		-
Amortization of discount relating to liability to controlling shareholder	28		-	(*)
Exchange rate differences	(21)		-
Closing balance	328		357

(*)	During the period of six months ended June 30, 2022, discount expenses relating to loan received from controlling shareholder were de minimis. See also Note 6 above.

(**)	During the period of six months ended June 30, 2023, capital contribution resulted from additional services rendered from controlling shareholder was de minimis.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 7 - RELATED PARTIES TRANSACTIONS (Cont.)

Maturity dates:

	As of June 30,	As of December 31,
	2023	2022
	Unaudited

First year (current maturities)	$278	$126
Second year	50	262
Closing balance	$328	$388

The Company allocated the expenses related to the above service agreement and addendum as follows:

	Six-month period ended June 30,
	2023	2022
	Unaudited

Research and development	$18	$22
Sales and marketing	18	22
General and administrative	38	44
	$74	$88

The allocation was done based on the management estimation to reflect the contribution to the related activity.

NOTE 8 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed interim consolidated financial statements were available to be issued (August 1, 2023). Based upon this review, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.